Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
(in millions, except ratios)	2017	2016

Income before income taxes	$760	$917
Interest	89	91
Portion of rentals deemed to be interest	15	17

Income available for fixed charges	$864	$1,025

Fixed charges:
Interest	$89	$91
Portion of rentals deemed to be interest	15	17

Total fixed charges	$104	$108

Ratio of earnings to fixed charges	8.28	9.54

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the total fixed charges. For purposes of this ratio, fixed charges consist of interest and that portion of rentals deemed representative of the appropriate interest factor.